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TANNER
Accountants & Advisors

TUTTLE TWINS SHOW, LLC

Financial Statements
As of December 31, 2024 and 2023 and For the Years Then Ended

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Members of
Tuttle Twins Show, LLC

Opinion

We have audited the accompanying financial statements of Tuttle Twins Show, LLC (the Company), which comprise the balance sheet as of December 31, 2024 and 2023, and the related statement of operations, members' equity, and cash flows for the year then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuttle Twins Show, LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Tuttle Twins Show, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

February 10, 2025

Balance Sheets

	As of December 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 158,680	$ 252,576
Accounts receivable	379,652	-
Current portion of other assets	16,221	44,695
Total current assets	554,553	297,271
Property and equipment, net	24,884	36,193
Digital assets	93,287	-
Operating right-of-use asset, net	21,307	15,454
Production costs, net	10,723,717	7,136,305
Total assets	$ 11,417,748	$ 7,485,223
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 46,348	$ 314,000
Accrued expenses	320,279	46,822
Lease liability, current portion	21,307	13,560
Convertible notes payable	5,300,000	900,000
Total current liabilities	5,687,934	1,274,382
Lease liability, net of current portion	-	2,290
Commitments and contingencies		
Members' equity	5,729,814	6,208,551
Total liabilities and members' equity	$ 11,417,748	$ 7,485,223

See accompanying notes to financial statements.

Statements of Operations

	For the Years Ending December 31,	
	2024	**2023**
Revenue	$ 463,244	$ 79,652
Operating expenses:		
General and administrative	841,317	764,886
Depreciation and amortization	176,309	6,490
Total operating expenses	1,017,626	771,376
Operating loss	(554,382)	(691,724)
Other income (expense):		
Interest expense	(227,568)	(13,097)
Realized gain on sale of digital assets	-	221,353
Other income, net	27,100	27,636
Total other income (expense), net	(200,468)	235,892
Loss before income taxes	(754,850)	(455,832)
Income tax provision	(100)	(100)
Net loss	$ (754,950)	$ (455,932)

Statements of Members' Equity

For the Years Ending December 31, 2024 and 2023

| | Preferred | | Common | | Accumulated | Total Members' |
	Units	Amount	Units	Amount	Deficit	Equity
Balance at January 1, 2023	7,830,897	$ 7,285,983	10,231,219	$ 753,723	$ (1,623,478)	$ 6,416,228
Equity-based compensation	-	-	1,062,596	248,255	-	248,255
Net loss	-	-	-	-	(455,932)	(455,932)
Balance at December 31, 2023	7,830,897	7,285,983	11,293,815	1,001,978	(2,079,410)	6,208,551
Equity-based compensation	-	-	322,720	296,213	-	296,213
Repurchase of common units	-	-	(22,472)	(20,000)	-	(20,000)
Net loss	-	-	-	-	(754,950)	(754,950)
Balance at December 31, 2024	7,830,897	$ 7,285,983	11,594,063	$ 1,278,191	$ (2,834,360)	$ 5,729,814

Statements of Cash Flows

		For the Years Ending December 31,	
		2024	**2023**
Cash flows from operating activities:			
Net loss	$	(754,950) $	(455,932)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:			
Depreciation and amortization		176,309	6,490
Amortization from right-of-use asset		19,810	13,035
Equity-based compensation		296,213	248,255
Unrealized gain on digital assets		(18,287)	-
Realized gain on sale of digital assets		-	(221,353)
Change in other operating assets and liabilities:			
Other assets		28,474	76,699
Accounts receivbale		(454,652)	-
Production costs		(3,752,412)	(2,756,241)
Accounts payable and accrued liabilities		5,805	256,099
Lease liability		(20,206)	(12,966)
Net cash and cash equivalents used in operating activities		(4,473,896)	(2,845,914)
Cash flows from investing activities:			
Purchases of property and equipment		-	(29,853)
Proceeds from sale of digital assets		-	557,516
Net cash and cash equivalents provided by investing activities		-	527,663
Cash flows from financing activities:			
Repurchase of common units		(20,000)	-
Proceeds from issuance of convertible notes payable		4,400,000	900,000
Net cash and cash equivalents provided by financing activities		4,380,000	900,000
Net change in cash and cash equivalents		(93,896)	(1,418,251)
Cash and cash equivalents at beginning of year		252,576	1,670,827
Cash and cash equivalents at end of year	$	158,680 $	252,576
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	100 $	100
Supplemental disclosures of non-cash investing and financing information:			
Digital assets received in satisfaction of accounts receivable	$	75,000 $	-
Operating right-of-use asset obtained in exchange for lease obligation		40,022	-
Operating right-of-use asset forfeited in satisfaction of lease obligation		14,359	-

Notes to Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Tuttle Twins Show, LLC (the Company) was incorporated on April 3, 2020 as a Utah corporation. The Company creates animation content for children.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total purchases. Concentrations of vendors were as follows for the years ended December 31, 2024 and 2023:

	2024	2023
Vendor A (related party)	14%	23%
Vendor B (related party)	*	13%
Vendor C	17%	*

   Vendor was below 10% for the respective year.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2024 and 2023, these cash equivalents consisted of money market funds and US treasury bonds.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Furniture and fixtures	5 years
Computers	3 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation is removed from the related accounts and any gain or loss is reflected in the statements of operations.

Production Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company amortizes production costs in proportion to the recognition of the related revenue from each episode. The Company periodically evaluates impairment of unamortized production cost. Any unamortized production costs in excess of fair value are written off. As of December 31, 2024 and 2023, the Company determined no impairment existed.

Digital Assets

The Company holds a digital asset and accounts for all digital assets held in accordance with *ASC 350, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60)*. The digital assets are initially valued at the exchange quoted price at the time they are acquired and are subsequently remeasured as of the balance sheets dates. The fair value of the digital assets is based on the exchange quoted price and represent a Level 1 input under the fair value hierarchy. The activity from remeasurement of digital assets to fair value is reflected in the statements of operations within other income(expense).

As of December 31, 2023 the Company had no digital assets. During 2024, the Company received a digital asset with an initial fair value of $75,000 in satisfaction of accounts receivable. During 2024, the Company recorded an unrealized gain of $18,287 on the asset which is included in other income (expense) in the accompanying statements of operations. As of December 31, 2024, the fair value of the digital assets was $93,287.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of December 31, 2024 and 2023.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company's intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD) and 2) ad share revenue and promotional revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

> 1) Identify the contract with the customer
> 2) Identify the performance obligations in the contract
> 3) Determine the transaction price
> 4) Allocate the transaction price to performance obligations in the contract
> 5) Recognize revenue when or as the Company satisfies a performance obligation

Ad Share and Promotional Revenue

The Company has monetized their YouTube marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is payable from the various social media platforms. The Company also has agreements with service providers, where content may be created and distributed with product placements or messages from the service providers. Revenue is recognized when the content is aired with these product placements.

Digital Media (VOD and SVOD)

Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company's intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by Angel Studios' customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer.

The following table presents the Company's revenue disaggregated by the previously mentioned performance obligations for the years ended December 31:

	2024		2023
Ad share and promotional revenue	83,592	$	79,652
Digital media - VOD/SVOD	379,652		-
	$	463,244	$	79,652

Accounts Receivable

During 2024, the Company fully repaid the advertising expenses fronted by a related party in accordance with their operating agreement. Upon repayment, the Company recorded an additional $380,000 in a receivable due from the related party as royalty revenue. This event triggered the amortization of capitalized production costs as detailed "Production Costs" above.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled approximately $96,000 and $80,000 for the years ended December 31, 2024 and 2023, respectively.

Leases

Management determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Such assets are classified as ROU assets with a corresponding lease liability.

For all arrangements where it is determined that a lease exists, the related ROU assets and lease liabilities are recorded as either operating or finance leases. At inception or modification, the Company calculates the present value of lease payments using the implicit rate determined from the contract or the Company's incremental borrowing rate applicable to the lease, which is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease and the location of the leased asset. The present value is adjusted for prepaid lease payments, lease incentives, and initial direct costs. Lease expense is recognized for these leases on a straight-line basis over the expected lease term. Non-lease costs, such as common-area maintenance costs, taxes, and insurance, are not included in the measurement of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Income Taxes

The Company is an LLC taxed as a corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Recently Adopted Accounting Pronouncement

On December 14, 2023, FASB issued Accounting Standards Update (ASU) No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* (ASU 2023-08), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. On January 1, 2024, the Company adopted the new accounting standard and all the related amendments using the modified retrospective method. The Company's adoption did not result in a significant impact to the opening balance of accumulated deficit and the comparative information has not been adjusted or restated. Results for reporting periods beginning after January 1, 2024, are presented under ASU 2023-08.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through February 10, 2025, which is the date the financial statements were available to be issued.

2. Liquidity

As shown in the accompanying financial statements, the Company had accumulated a net loss of approximately $2,834,000 as of December 31, 2024, and used net cash of approximately $4,494,000 in operating activities in 2024. Management has evaluated these conditions as of February 10, 2025, and determined that the Company can conserve cash buy pausing production on new seasons if necessary. Management also intends to seek financing through additional issuance of convertible promissory notes. Although there can be no assurance, management believes these plans can be put in place if necessary to fulfill the Company's obligations through February 10, 2026.

3. Property and Equipment

Property and equipment consisted of the following as of December 31:

		2024		2023
Furniture and fixtures	$	30,762	$	30,762
Computers		14,096		14,096
		44,858		44,858
Less accumulated depreciation		(19,974)		(8,665)
	$	24,884	$	36,193

Depreciation expense on property and equipment for the years ended December 31, 2024 and 2023 was $11,309 and $6,490, respectively.

4. Leases

In March 2022, the Company entered into a lease agreement with a related party to lease office space under an operating lease with an original lease term of 36 months. In February 2024, the prior lease was terminated and a new lease agreement was entered into with the same related party to lease office space under an operating lease with a term of 23 months, ending December 31, 2025. As of December 31, 2024, there was 1 year remaining on the new lease term. The Company elected the policy to use the risk-free interest rate, which was 4.46% on February 1, 2024, in calculating the ROU asset and operating lease liability as the rate implicit in the lease was not known.

The following table reconciles the undiscounted future cash flows to the operating lease liability recorded on the accompanying balance sheet as of December 31, 2024:

Years Ending December 31,		
2025	$	21,744
Total lease payments		21,744
Less: interest		(437)
	$	21,307

Rent expense under the operating leases was $19,320 and $14,272 for the years ended December 31, 2024 and 2023, respectively.

5. Production Costs

Production costs consisted of the following as of December 31:

		2024		2023
Released	$	9,191,523	$	6,614,281
Completed and not released		258,249		-
In production		1,438,945		522,024
		10,888,717		7,136,305
Less accumulated amortization		(165,000)		-
	$	10,723,717	$	7,136,305

Amortization expense on production costs for the years ended December 31, 2024 and 2023 was $165,000 and $0, respectively.

As of December 31, 2024, approximately $556,817 of the production costs that has been released is expected to be amortized in the next year.

6. Commitments and Contingencies

Legal Matters

The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's consolidated financial position, results of operations, and liquidity.

Employee Agreements

The Company has entered into employment agreements with certain members of management. The terms of each agreement are different. However, one or all of these agreements include stipulated base salary, bonus potential, vacation benefits, severance, and non-competition agreements. These agreements also provide certain benefits if there is a change in ownership of the Company.

Exclusivity Agreement

In 2022, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, Inc., for distribution of the Company's planned television series.

7. Convertible Notes Payable

Beginning in August 2023, the Company issued convertible notes payable totaling $5,300,000 in aggregate to an existing shareholder, issued monthly throughout December 2024. These notes bear interest at an annual rate of 7%, mature in May 2025, and require no repayments until maturity. These notes are convertible into preferred units at a price of $1.16 per unit. The balance on these notes was $5,300,000 as of December 31, 2024.

8. Preferred and Common Units

The Company has authorized 7,830,897 units of Preferred and 12,250,000 Common units each. During 2024 and 2023, 322,720 and 1,062,596 of the Common units were issued in exchange for compensation with no cash consideration to owners, employees, contractors, and producers of the Company. During 2024, 22,472 Common units were repurchased for $20,000.

In September 2020, the Company entered into several agreement with members of management to grant an ownership interest of Common units in the company for services performed. The value of these units on the grant date was based on the amount paid in cash by other members and investors for an equivalent ownership interest of common units in the Company. A portion of the units vested immediately, and the remaining units vested over a period of 36 months, ending on August 31, 2023. The units that vested immediately were expensed and the remaining expense associated with the equity grant was recognized ratably until August 31, 2023.

Beginning in 2021 and through the year ended December 31, 2024, the Company entered into several agreements with contractors and employees to grant an ownership interest of Common units in the company for services performed. The value of these units on the grant date was based on the amount paid in cash by other members and investors for an equivalent ownership interest of common units in the Company. These units had varying vesting terms ranging from 12 to 48 months with longest vesting term ending in December 2026. The expense associated with these grants is being recognized on a straight-line basis over the vesting term.

Additionally, beginning in 2021 and through the year ended December 31, 2024, the Company entered into several agreements with producers of the show in which they would receive a portion of their compensation in exchange for Common units. These units vested upon the release of the associated episode they produced.

Prior to making any distributions to the Common unit holders, the Company must first make distributions to the Preferred unit holders until they have received a cumulative return of 120% of their initial capital contribution.

Voting

Each member has a number of votes equal to the number of units held by such member, except that Preferred unit holders do not have a right to vote.

9. Related Party Transactions

The Company paid for marketing services to entities owned by Company officers and or equity holders. During the years ended December 31, 2024 and 2023, the Company incurred expenses of $91,140 and $84,517, respectively, to these related parties for marketing services. As of December 31, 2024 and 2023, the Company had a balance in accounts payable of $19,061 and $14,884, respectively, to these related parties.

During 2024, the Company modified a previous lease agreement with a related party and incurred approximately $19,320 and $14,300 in lease expense to this related party for the years ended December 31, 2024 and 2023, respectively.

10. Income Taxes

The benefit for income taxes differs from the amount computed at federal statutory rates as follows:

	2024	2023
Federal income tax benefit at statutory rate	$ 158,541	$ 95,746
State income tax benefit at statutory rate	27,005	22,377
Permanent differences	(346)	(14,844)
Change in valuation allowance	(192,520)	(122,683)
Other	7,220	19,304
	$ (100)	$ (100)

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of December 31:

	2024	2023
Net operating loss carryforwards	$ 1,611,715	$ 573,567
Leases	-	99
Property and equipment	(5,313)	(7,801)
Unrealized gains	(5,768)	(3,820)
Production costs	(999,978)	(153,909)
Valuation allowance	(600,656)	(408,136)
	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

On the basis of this evaluation, a full valuation allowance of $600,656 and $408,136 as of December 31, 2024 and 2023, respectively, has been recorded as it more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $192,520 during 2024, and there is no tax benefit presented on the accompanying financial statements.

As of December 31, 2024 and 2023, the Company had U.S. federal net operating loss carryforwards of approximately $6,550,000 and $2,310,000, respectively. The federal net operating loss carryforwards generated can be carried forward indefinitely.

The Company recognized the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of uncertain tax positions will not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company has no uncertain tax positions.

11. Subsequent Events

In January 2025, the Company issued an additional convertible note payable, raising an additional $300,000. This note bears interest at an annual rate of 7%, matures in May 2025, and requires no repayments until maturity. This note is convertible into preferred units at a price of $1.16 per unit.